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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
Selectica, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

3 West Plumeria Drive

Address of Principal Executive Office (Street and Number)
San Jose, California 95134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant is unable to file its Annual Report on Form 10-Q for the quarter ended September 30, 2006 within the prescribed time period because it is currently conducting a voluntary review of its historical practices in granting stock options to members of senior management and employees of the Registrant. A Special Committee of the Registrant’s Board of Directors is conducting this review. The Special Committee plans to retain independent legal counsel and accounting experts to assist in its review. The Special Committee has not completed its investigation and is continuing its review of these matters. Until the Special Committee’s review is completed, the Registrant will be unable to finalize its financial statements and file its Form 10-Q for the quarter ended September 30, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen Bennion	(408)	570-9700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     On November 9, 2006, the Registrant issued a press release disclosing its unaudited revenue for the fiscal quarters ended September 30, 2006 and 2005 and its unaudited cash, cash equivalents and investments as of September 30, 2006. As was disclosed in the press release, the Registrant’s revenue for the fiscal quarter ended September 30, 2006 changed significantly from its revenue for the fiscal quarter ended September 30, 2005. The Registrant’s revenue decreased from $6.1 million for the fiscal quarter ended September 30, 2005 to $3.0 million for the fiscal quarter ended September 30, 2006. In addition, the Company’s cash, cash equivalents and investments declined from $76.9 million at March 31, 2006 to $67.8 million at September 30, 2006.
     As noted in Part 3 above, the Special Committee has not completed its investigation and is continuing its review of the Registrant’s historical practices in granting stock options. The Registrant is unable at this time to determine whether it will be required to record additional non-cash charges for stock-based compensation expense or any resulting tax impact of these actions. The Registrant similarly is not yet able to determine whether any such compensation charges would be material and required the Registrant to restate previously issued financial statements. Until the Special Committee’s review is completed, the Registrant will be unable to complete is unaudited financial statements for the fiscal quarter ended September 30, 2006.

Selectica, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By:	/s/ Stephen R. Bennion
Stephen R. Bennion
President and Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.